UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41943

Amer Sports, Inc.

(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

EXPLANATORY NOTE

On October 9, 2024, Amer Sports, Inc. (the “Company”) issued a press release, a copy of which is furnished hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K (including the press release furnished as Exhibit 99.1) shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit Number	Description
99.1	Press Release dated October 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer

Date: October 9, 2024